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LOAN ENDORSEMENT
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This  Endorsement  is  attached  to and made a part of this  Contract  as of the
Contract  Date,  or if later,  the date shown  below.  Terms not defined in this
Endorsement have the meaning given to them in the Contract.

GENERAL

Prior to the date annuity payments are to begin, Security Benefit Life Insurance
Company  ("SBL")  shall lend an amount  applied for by the Owner  subject to the limitations, interest rates and repayment procedures set forth herein and in the loan  agreement  between SBL and the Owner.  Any loan  applied for must be for a minimum of $1,000.  Only two loans per calendar year are permitted,  and SBL may limit to one the  number of loans  outstanding  at any time.  All loans  must be repaid before  annuity  payments may begin.  Except for loans that qualify under the  Internal  Revenue  Code of 1986,  as  amended  (the  "Code"),  for a longer repayment  period,  as  determined  by SBL, all loans must be repaid within five years of  approval.  All loan  repayments  must be scheduled to be made in equal amounts on the same day of each month or quarter.  For monthly  repayments,  the first  scheduled  repayment shall be not less than 30 days following the date of approval of the loan  application  by SBL. For quarterly  repayments,  the first scheduled  repayment  shall  be not  less  than 90 days  following  the  date of approval of the loan  application by SBL.  Before a loan is made, the Owner must submit a written loan  application  and agreement to SBL. SBL may postpone final approval or disapproval of a loan for up to six months after the application for the loan is received.

TAX CONSEQUENCES

SBL makes no  representations or guarantees as to the tax consequences of a loan to the Owner.  The Owner  should  consult his or her tax  counsel  for  specific advice.

MAXIMUM LOAN AMOUNT

The maximum amount of all loans on all contracts  combined is generally equal to the lesser of:

   (1)  $50,000 reduced by the excess of:

        (a)  the highest  outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over

        (b)  the outstanding loan balance on the date the loan is made; or

   (2)  50% of your Contract Value or $10,000, whichever is greater.

For loans issued under plans that are subject to ERISA,  the maximum loan amount is the lesser of:

   (1)  $50,000 reduced by the excess of:

        (a)  the highest  outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over

        (b)  the outstanding loan balance on the date the loan is made; or

   (2)  50% of your Contract Value.

For any loan that  refinances  and replaces an existing loan and does not extend the final payment date of the loan being replaced,  the  outstanding  balance of the loan being replaced will not be considered in  determining  the maximum loan amount  for  the  replacement  loan.  In any  case,  the  maximum  loan  balance outstanding at any time may not exceed 80% of Contract Value.

LOAN ACCOUNT AND INTEREST EARNED THEREON

When a loan is approved, SBL will transfer an amount equal to the loan amount to
the  Loan   Account.   The  Loan   Account  is  an  account   within  the  Fixed
Account/General  Account. Amounts allocated to the Loan Account earn interest at the minimum Guaranteed Rate.

LOAN INTEREST RATE

The Owner must pay interest on the  outstanding  loan  balance.  Interest  shall accrue  on the  loan  balance  from the  effective  date of any  loan.  The loan interest  rate shall be as declared  from time to time by SBL. If a loan payment is not made when due, interest will continue to accrue.

LOAN PAYMENTS

Each loan  payment  must be labeled as such.  If not labeled as a loan  payment, amounts received by SBL will be treated as Purchase Payments.  Each loan payment will reduce the Loan Account by the amount the payment  reduces the  outstanding loan  balance.  Amounts  that are no longer  needed in the Loan  Account will be transferred to the Accounts in accordance with current  allocation  instructions for  Purchase  Payments.  The Owner  may repay the loan in full at any time,  in which event the Loan Account will be reduced to $0.

FAILURE TO MAKE LOAN PAYMENTS

If any  required  loan  payment is not made by the end of the  calendar  quarter following  the calendar  quarter in which the missed  payment was due, the TOTAL
OUTSTANDING LOAN BALANCE will be deemed to be in default.  The total outstanding loan balance, which includes accrued interest,  will be reported to the Internal
Revenue  Service  ("IRS")  on form  1099-R  for the  year in which  the  default occurred. Once a loan has defaulted,  regularly scheduled loan payments will not be accepted by SBL. The principal plus accrued interest may, however, be paid in full at any time.  Notwithstanding  any other  provision of the Contract or this
Endorsement  to the contrary,  no new loans will be allowed when there is a loan in default.

Interest will continue to accrue on a loan in default.  Contract  Value equal to the amount of the accrued interest will be transferred to the Loan Account. If a loan  continues  to be in  default,  when  you  attain  age 59  1/2,  the  total outstanding loan balance, which includes accrued interest, will be deducted from
your  Contract  Value.   The  Contract  will  terminate   automatically  if  the
outstanding  loan balance of a loan in default  equals or exceeds the Withdrawal
Value.  Contract  Value  will be used  to  repay  the  loan  and any  applicable withdrawal charges.

WITHDRAWALS, DEATH BENEFITS AND CERTAIN RIDERS

If the Contract is surrendered or a death benefit  becomes  payable,  the amount otherwise  payable to the Owner will be reduced by the amount of the outstanding loan balance. In addition, no partial withdrawal request will be permitted which would result in the  withdrawal of Contract  Value from the Loan  Account.  If a
Guaranteed Growth Death Benefit Rider or Guaranteed Minimum Income Benefit Rider
is in  effect,  amounts  allocated  to the Loan  Account  will earn the  minimum
Guaranteed Rate for the purpose of calculating the benefit under any such Rider.
Until the loan is repaid, SBL reserves the right to restrict any transfer of the
Contract which would otherwise qualify as a transfer permitted in the Code.

SECURITY BENEFIT LIFE INSURANCE COMPANY

ROGER K. VIOLA

Roger K. Viola
Secretary

Endorsement Date
(If Other Than Contract Date)

V6066 (10-00)